UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 8, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.
360 E. Jackson Street, Medford, Oregon		97501
Address of Principal Executive Office		Zip Code

Registrant's telephone number including area code 541-776-6868
(Former name or former address, if changed since last report) Not applicable

Item 7. Financial Statements and Exhibits

(a) Financial statements of business acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Exhibits.

The following Exhibit is filed or furnished as part of this Report to the extent described in Item 9.

(99) Investor Presentation

Item 9. Regulation FD Disclosure.

On April 8, 2004, Sid DeBoer, Chief Executive Officer, and other officers of Lithia Motors, Inc. will make the presentation attached as Exhibit 99 at the Morgan Stanley Global Automotive Conference. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC.
(Registrant)

Date: April 8, 2004

By: /s/ Kenneth E. Roberts
Kenneth E. Roberts
Assistant Secretary

EXHIBIT 99

LITHIA

Morgan Stanley

Global Automotive Conference 2004

Before we begin, ...

…the Company wants you to know that this presentation includes forward looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the Company's filings with the SEC.

LITHIA

The Beginning… "Since 1946"

"Lithia" – It's the water


BODY & FENDER DEPT.
CHRYSLER & PLYMOUTH
SERVICE DEPARTMENT
LITHIA MOTORS
CHRYSLER • PLYMOUTH
SALES & SERVICE
CHRYSLER
PLYMOUTH
BUSCH MOTOR CO
Ford
SERVICE
DRIVE IN
US ROYAL TIRES

1947 Photo

LITHIA

Lithia Motors Inc.

- Established by Walt DeBoer in 1946 as a retailer of new and used vehicles in Ashland, Oregon
- Sid DeBoer takes control of store in 1968
  - Grew to $140 million as a private company
- Became a public company December 18, 1996

LITHIA

Lithia - The Industry Operator

Store Locations


11
3
16
7
2
6
2
13
7
1
8
4

- I.P.O. in Dec. 1996 - 5 Stores
- 80 Stores in 12 states
- $2.5Bn revenues in 2003
- The 8th largest U.S. auto retailers
- 21% E.P.S. CAGR
- Target 15-20% long-term E.P.S. growth

LITHIA

Industry Leading Management Team

Name	Position	Years with Lithia	Automotive Experience
Sid DeBoer	Chairman and CEO (Board of Directors)	40	40
M.L. Dick Heimann	President and COO (Board of Directors)	34	37
R. Bradford Gray	Executive Vice President (Board of Directors)	23	29
Jeff DeBoer	Senior Vice President and CFO	7	7
Bryan DeBoer	Executive Vice President	15	15
Don Jones	Senior Vice President, Retail Operations	15	20

LITHIA

Balanced Regional Revenue



Percent Share of Revenues by Region
(Pro-Forma for All Announced Acquisitions)
Neb. 2%
OK 1%
S.D. 4%
Nevada 6%
AK 3%
MT 4%
Idaho 8%
Colorado 10%
Texas 14%
California 16%
Oregon 16%
Washington 16%

As of 03/15/04

LITHIA

Offering Summary

	Date	Shares	Price	Raised
IPO:	12/23/96	2,500,000	$11.00	$25,600,000
Secondary:	5/6/98	3,000,000	$14.50	$41,000,000
Secondary:	3/1/02	4,500,000	$18.25	$77,200,000

- Equity Raised: $144 Million
- Retained Earnings 2003: $151 Million

- Total Equity (raised + retained) $295 Million

LITHIA

Internally Driven Growth Potential

Free Cash Flow & Same Store Sales

Internally-Funded Acquisition Growth (Free Cash Flow):	10%
Same-Store Growth:	5%
Total Internal Growth Potential:	15%

LITHIA

Quarterly Dividend for 4Q 2003

- $0.07 Quarterly Dividend
- Payable March 19 to shareholders of record March 5th
- Now advantageous from a tax perspective
- First in our sector to offer a dividend!
  - Strong Cash Flows
  - Strong Balance Sheet **(33% LT/Debt to Cap. ratio)**
  - Will not materially affect growth plans

LITHIA

Valuation - Lithia

➢ Share Price Offering (1996)	$11.00
➢ P/E (1997 Earnings: $0.87)	12.6x
➢ Book Value (1996)	$4.22
➢ Price/Book	2.6x

➢ Share Price (4/01/04)	$28.28
➢ Forward P/E (2004 Estimate - $2.04)	13.9x
➢ Book Value (2003)	$19.63
➢ Price/Book	1.4x

LITHIA

Strong Industry Dynamics

Huge and Fragmented Industry

Nearly $1 Trillion Market


Finance &
Insurance
Service &
Parts
$10Bn
$380Bn
$375Bn
New
Vehicle
$372Bn
Used
Vehicle

Highly Fragmented Sector


% of Sales
Top 100
Dealer
Groups
Public
groups
5.8%
16.5%
83.5%
All Other Dealers

Source: Automotive News Data Center 2003

LITHIA

Stable Profitability

- Manufacturer incentives
- 50%+ variable costs
- Multiple brands
- Diversified profit sources



Updated through 2003
Historical Pre-Tax Margins
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
(8.0)%
(10.0)%
1979
1986
1993
2000
Auto Retailers
Big 3
Auto Retailers
Big 3

Big 3: GM and Ford North American Operations
DCX only provides operating margin data

Source: MSDW and NADA

LITHIA

Strong Underlying Sector Dynamics

- Tremendous manufacturer support
- Protected trade areas
- Counter-cyclical business lines; Gross margins historically improve in a downturn
- Involved in 100% of the product cycle
  - Sale and trade-in of new/used vehicles
  - Repair/Service of new/used vehicles
  - Finance/Warranty of new/used vehicles

LITHIA

Operations

Proven Execution of the Original Lithia Business Model

- Specialized operational support teams
- Common Computer System - Intranet
  - Centralized in Medford, OR
- Fully Integrated Sales Systems
- Common practices in all stores - uniform MIS
- Standardized asset management tools
- Platform building instead of buying
- Market specific Micro economies of scale

LITHIA

Macro Economies of Scale

- Largest Dealer Group – highest margins in the sector
- Top Management spread over a large base
- Major Supplier Contracts
- Payroll & Accounting Services
- Lower Floorplan Expense
- Computer & Internet Services
- Advertising Expense
- Insurance

LITHIA

Diversified Businesses Drive Profitability

% of Sales


F&I
Fleet & Wholesale
Service, Body & Parts
4%
5%
10%
57%
24%
Retail Used Vehicles
New Vehicles

% of Gross Profit[1]


F&I
New Vehicles
22%
27%
Body Shop
3%
12%
Parts
21%
14%
S/B/P 29%
Service
Retail Used Vehicles

Full-Year 2003

Note: GPM: Gross Profit Margin

(1) Excludes fleet sales (0.3% of gross profit) and wholesale used vehicle sales (negative 0.1% contribution to gross profit).

LITHIA

High Margin Revenues



Full-Year 2003 Gross Margins
S/B/P: 47.2%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
7.7%
13.8%
37.3%
45.4%
62.7%
99.7%
New Retail
Used Retail
Parts
Body Shop
Service
F&I

LITHIA

New Vehicles

Promo Pricing – Drives New Vehicle Sales

- Low price on popular makes and models
- Low price on a large selection of vehicles (not just 1!)
- Options the customer wants at an affordable and competitive price
- Clear and understandable pricing which includes rebates
- Reduces haggling and speeds up the sales process

LITHIA

New Vehicles - Increase Market Share

- Franchise - 79% in exclusive markets or with dominant market position
- Leverage manufacturers' new vehicle incentives, rebates and advertising
- Improve allocation of high demand vehicles
- Units in Operation drive profitable sales of other product lines
- Helps ensure future acquisition opportunities

LITHIA

New Vehicle Same Store Growth



7.5%
5.5%
3.5%
1.5%
-0.5%
-2.5%
-4.5%
6.2%
5.9%
5.1%
2.6%
-0.1%
-4.0%
LAD
UAG
ABG
SAH
AN
GPI
Full-Year 2003
LAD UAG ABG SAH AN GPI

Source: Stephens Inc.

New Vehicle Revenue by Brand



Honda 3%
VW/Audi 3%
Subaru 3%
Nissan 2%
Other 3%
Hyundai 3%
BMW 4%
Chrysler/Dodge/ Jeep 38%
Toyota 8%
Ford Lincoln/Mercury 9%
General Motors (Chevy, Saturn, Cadillac & Hummer) 24%

As of 01/31/04

Used Vehicles

Promo Pricing – Drives Used Vehicle Sales

- $99 dollars down delivers!
- Vehicles grouped by price and payment level
- Clear and understandable pricing which includes warranty
- Reduces haggling and speeds up the sales process
- Resolves the biggest issues for salespeople and the customer!
    - Price
    - Down Payment
    - Monthly Payment

LITHIA

Used Vehicles - Lithia's Advantages

- Higher gross margins than new
- Centralized purchasing of late model vehicles
- Market stabilizing – margins improving (2Q - 4Q 2003)
- More stable than new in recessions
- Regionalized wholesale auctions of unwanted trades

LITHIA

The Used Vehicle Opportunity



Used to New Vehicle Ratio
1.2
1.0
0.8
0.6
0.4
0.2
0.0
.5:1
.5:1
.6:1
.6:1
.6:1
.6:1
.8:1
UAG
Sonic
AN
Asbury
Group 1
NADA Avg.
Lithia

Full-Year 2003

LITHIA

Finance & Insurance

Finance & Insurance

- Automatic Sale: without significant expense
  - Financing, Lifetime Oil, Service Contracts, Other
- 95% of the customers finance
  - Lithia penetration rate 75%
- Increase staffing
- Fixed pricing and uniform practices
- Competitive financing - good for the customer

LITHIA

Maximizing the F&I Opportunity

Non-Recourse Business



F&I Penetration
90%
80%
70%
60%
50%
40%
75%
57%
Sector Leader
Target
2003
2001 NADA Avg.



F&I per Vehicle ($)
1,000
900
800
700
600
500
400
300
$945
$438
Sector Leader
Target
2003
2001 NADA Avg.

LITHIA

Parts/Service & Body Shop

Parts/Service & Body Shop

Stable and Less-cyclical

- Absorbs significant amount of dealership fixed costs
- Exclusive manufacturer warranty and service contracts
- Variable pricing structure
- Lifetime oil contracts — 34% of all sales customers
- Maintains customer loyalty
- 47.2% Gross margins
- Grow Body Shops by 5% annually

Improvements in Gross Margin



50.0%
45.0%
40.0%
35.0%
30.0%
44.8%
44.9%
46.5%
48.0%
47.2%
1999
2000
2001
2002
2003
Parts & Service Gross Margin

LITHIA

Internet - Overlaying it all


LITHIA.COM
AMERICA'S CAR & TRUCK STORE
Since 1946
Investor Relations
Stores
Employment
Contact Us
Inventory & Research
About Lithia
Driving America
Looking for Directions to your new car?
ONLY
ONLY
Searching our website for new and preowned vehicles is easy. You will get all the details you need on our in-stock vehicles. Just select a state below to get started.
Select a State:
Alaska
search now
What's Hot @ LITHIA.com
Latest Press Release
Driving America Ad
Brands @ Lithia.com
audi
chrysler
cadillac
mercedes
chevrolet
dodge
ford
GMC
gmc
honda
hyundai
KIA
kia
lincoln
mazda
mercury
nissan
saturn
isuzu
subaru
toyota
vw
SUZUKI
suzuki
Jeep
jeep
HUMMER
hummer
VOLVO
volvo

-CRM partnership with ADP
-Vehicle and Price Research
-"Right Relationship 360" system for customer management and retention

-Internet Lead Management
-Showroom Control
-Data mining, management reporting
-Enhanced E-commerce capabilities

Acquisition Strategy

Acting on the Opportunity

70 Current Target Markets West of the Mississippi



● 80 Current Locations

LITHIA

Successful Acquisition Strategy

- Consistent Acquisition Growth
- Goal: Average at least 15% a year in annualized revenues to existing revenue base.
- When the economy softens we see more and better acquisition opportunities
- Acquisition/Operation strategy is manufacturer friendly

Acquisition History


($ in Millions)
$500
$400
$300
$200
$100
$0
$254
$343
$455
$330
2000
2001
2002
2003
Annualized Revenues

Industry Ripe for Acquisitions by Lithia

- Exit strategy for retirement
- No clear succession plan
- Increasing capital requirements
- Manufacturers desire best practices/efficiencies
- Weak recent economic environment
- Time to buy is now - greater availability of stores



"Average Dealer"

LITHIA

Our Differentiated Acquisition Approach

- Focus on average operators with major brands
- Unique market focus
  - Regional focus - 79% in dominant/exclusive markets
  - Select metro opportunities
- Requires significant investment in infrastructure
  - Integration Teams & Uniform Systems

LITHIA

Our Opportunity

22,199 independent stores operated by 14,000 dealers



Optimal Acquisition Target Zone
75% (16,650 stores)
30%
25%
20%
15%
10%
5%
0%
2%
5%
26%
27%
22%
11%
7%
Below 1% Loss
0-1% Loss
0-1%
1-2%
2-3%
3-4%
Above 4%
2001 Pre-Tax Margins

Source: NADA

Disciplined Acquisition Profiling

Discipline
➢ Pay 3.0x-4.0x trailing; 1.5-2.5x forward EBITDA
➢ Target minimum 15% ROIC
➢ Accretive transactions
➢ Experienced M&A team
➢ Apply the Lithia business model
➢ Cash purchases

Case Study: Texas Acquisitions (Stable Market)

2003 (Full-Year Lithia Ownership) vs. 2001 (Previous Owner)

- 7 Stores acquired in 2002
- Brands: Chrysler/Dodge/Jeep(3), Chevrolet (3), Honda (1)
- Total Retail Sales +7.5%
- Total SG&A Margin: -50 basis points
- Pre-Tax Margin: +100 basis points
- Pre-Tax Profits: +38%
- After Tax ROI (2003): 20%

LITHIA

Case Study: Omaha Ford

February YTD 2004 vs. February YTD 2003

- Benefits of getting the right management and Lithia's systems in place!

Total Retail Sales	+3.3%
Gross Profit Margin:	19.1% vs. 14.7%
Total SG&A Margin:	15.1% vs. 19.7%
Pre-Tax Margin:	3.6% vs. -6.4%
Gross Profit New/Unit:	+ $591 (124 vs. 139 units)
Gross Profit Used/Unit:	+ $472 (148 vs. 73 units)
F & I per Retail Unit:	+ $67

LITHIA

Build vs. Buy



Goodwill as % Total Assets
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
36%
35%
34%
26%
22%
19%
AN
UAG
SAH
GPI
ABG
LAD

Full-Year 2003

LITHIA

Disciplined Acquisition Strategy



Total Stores
80
70
60
50
40
30
20
10
0
7
17
28
41
53
60
70
81
11
1996
1997
1998
1999
2000
2001
2002
2003

LITHIA

Financial Review

2003 Performance

REVENUES
+11%

NEW SAME STORE
SALES +6.2%

OPERATING PROFITS
+14%

LAD

RETAIL SAME STORE
SALES +1.2%

EPS
+5%

NET PROFITS
+10%

LITHIA

Same-Store Sales Growth Rates (6-Year)

New Retail
+7.1%

Used Retail
-1.2%

Total
4.1%

Finance and Insurance
+6.9%

Parts & Service
+1.7%

LITHIA

Same-Store Sales Growth Rates (2003)

New Retail
+6.2%

Used Retail
-9.3%

Total
1.2%

Finance and Insurance
+5.1%

Parts & Service
+0.7%

Strong Annual Revenue Growth

$ in Millions



Revenues ($MM)
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
51% CAGR
$143
$320
$715
$1,141
$1,555
$1,873
$2,271
$2,514
1996
1997
1998
1999
2000
2001
2002
2003

LITHIA

Net Income Growth



$ in Thousands
Net Income ($MM)
40,000
30,000
20,000
10,000
0
45% CAGR
$2,606
$5,959
$10,789
$19,174
$24,313
$21,754
$32,316
$35,637
1996
1997
1998
1999
2000
2001
2002
2003

LITHIA

Earnings Per Share Growth


E.P.S. ($)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
$0.52
$0.82
$1.14
$1.60
$1.76
$1.60
$1.84
$1.92
21% CAGR
1996
1997
1998
1999
2000
2001
2002
2003

LITHIA

Conclusion

Key Investment Highlights

- 30+ years auto retail operating experience
- Proven execution of *The Lithia Business Model*
- Differentiated acquisition strategy and successful track record
- Long-term growth opportunity

LITHIA